February 28, 1996

Mr. Patrick C. Sommers
6505 Shawnee Circle
Edina, Minnesota  55439

Dear Pat:

   This letter confirms our agreement that Medicus Systems
Corporation ("Medicus") has agreed to employ you and you have agreed to serve as President and Chief Executive
Officer of Medicus effective immediately.

   Your base salary will be $250,000 annually (or in future years, such increased amount as we may agree) commencing on your first day of full-time work. You will also participate in Medicus' bonus plan with a targeted bonus of 44% of your salary in accordance with the Company's customary practices and formulae. You will also receive the same benefit package as other Medicus employees, except that you will be immediatley eligible for 26 days of paid time off on an annual basis (in addition to regularly scheduled Medicus holidays).

   Concurrently with the execution of this letter, Medicus has granted you ten year stock options to purchase 175,000 shares of Medicus stock, such options subject to vesting in four equal installments of 25% on the date of this letter and on February 28, 1998, 1999 and 2000. Medicus has also granted to you ten year performance options to purchase 175,000 shares of Medicus stock. Except as provided below in certain events of termination and change of control, if your employment is terminated at any time, your option will expire thirty days following such termination (provided that if your employment is terminated other than for cause during the first year of employment, your options will continue to vest in accordance with their terms and terminate 30 days following the end of such year). All options will also terminate immediately if you breach your employment agreement or if you are terminated for cause at any time.

   Your performance options will vest in three separate tranches of 58,333-1/3 options triggered by the closing price of Medicus common stock for ten consecutive trading days equalling or exceeding $14, $17 and $20. More specifically, if during the twelve months following February 28, 1996 Medicus common stock trades for ten consecutive trading at or above $14, the first tranche of 58,333-1/3 shares will vest. Similarly, during the same twelve month period, if Medicus common stock trades for ten consecutive trading days at or above $17 or $20, the second and third 58,333-1/3 shares will vest.

   During the second twelve months following February 28, 1996, if (a) the first tranche of 58,333-1/3 options did not vest during the first twelve months, and (b) Medicus common stock trades for ten consecutive trading days at or above $17, the first tranche of 58,333-1/3 options will vest. In addition, during the same twelve month period, if Medicus common stock trades for ten consecutive trading days at or above $17 and if the second tranche of 58,333-1/3 options has not already vested, it will vest;
and if during such period Medicus common stock trades for ten consecutive days at or above $20 and if the third tranche of 58,333-1/3 options has not already vested, it will vest.

   In similar fashion, if during the forty-eight months following the first twenty-four months following the date of this letter (February 28, 1998 through February
25, 2002), Medicus common stock trades for ten consecutive trading days at or above $20, all unvested options will vest.

   Medicus performance options also vest automatically nine years after the date of the grant and are exercisable except if terminated at an earlier date during the ten year period following the date of the grant. Both the option exercise price of $9-5/8 (being the last reported sale price of Medicus common at the time of the Compensation meeting on February 28, 1996, at which your options were approved) and the trigger prices of $14, $17, and $20 will be adjusted proportionately as described in the Medicus proxy statement for the meeting to be held on February 27, 1996.

   For the purposes of this letter, termination by Medicus
"for cause" shall mean termination on account of gross negligence, dishonesty, willful material breach of an agreement with Medicus, or violation of any reasonable rule or regulation of Medicus of which you have been advised in writing.

   Notwithstanding the foregoing, in the event of a Change in Control (as defined below) of Medicus, Medicus agrees that if (a) your employment is terminated by Medicus other than for cause, or (b) without your consent Medicus materially changes your duties or responsibilities or the location of your principal place of work and as a result of such change or changes you voluntarily terminate your employment, then, in either such event, all of your outstanding options will vest and become exercisable on the date of termination of your employment.

   In addition, if a Change in Control occurs during the first twelve months following the date of this letter, and if at the time of the Change in Control your vested in-the-money options do not have a value of at least
$1,000,000, Medicus will alternatively accelerate enough of your options so that you do have a vested value of $1,000,000 or pay you a bonus equal to the difference between the vested value of your options and $1,000,000.

   For the purposes of this letter, "Change in Control" shall mean the occurrence of any of the following events:

(i) The acquisition, by new stockholders (being any person or group of persons other than Richard C. Jelinek, the other current directors of the Company, their respective families, estates, trusts and other affiliates) acting in concert, of beneficial ownership of such persons or group of persons equaling or exceeding 50% of the outstanding common stock and warrants of the Company; provided, however, that no such person or persons shall be deemed to beneficially own
(i) any common stock or warrants aquired directly from the Company or (ii) any common stock warrants held by the Company or any of its subsidiaries or any employee benefit (or any related trust) of the Company or its subsidiaries. The Change in Control shall be deemed to occur on the date the beneficial ownership of the aquiring person or group of persons first equals or exceeds 50% of the outstanding common stock and warrants of the Company.

(ii) A merger, consolidation or other reorganization having substantially the same effect, or the sale of all or substantially all the consolidated assets of the Company in each case, with respect to which the person or group of persons who were the respective beneficial owners of the outstanding common stock immediately prior to such event do not, following such event, beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding voting stock of the corporation resulting from such event or the corporation purchasing or receiving assets pursuant to such event.

   If more than one of the foregoing events shall occur, each such event shall constitute a separate Change in Control.

   Medicus further confirms that it will abide by both the letter and the spirit of the adjustment provisions contained in its Stock Option Plans and the Stock Option
Certificates which you hold, pursuant to which Medicus has agreed to adjust the outstanding options appropriately in the event of a sale or merger of the corporation.

   Medicus further agrees that in the event that Medicus stock trades for ten consecutive days during April, 1996, at a price which is $1.00 or more less than the adjusted exercise price of your options, you will be granted an additional 50,000 options exercisable at closing price on the last day of such (or the first such) ten day period. Half these options will vest in four installments of 25% on the same dates as the 175,000 options vesting on fixed dates described above, and half these options will vest in three tranches on the same performance basis and on the same dates as the 175,000 options vesting in three tranches described above.

   For the purposes of this letter, a change in duty or responsibility shall be broadly interpreted. Thus, by way of example, a change in your autonomy or role in setting strategy and policies of the Company would be deemed to constitute a change in duty or responsibility even if you remained in title chief executive officer of the Medicus business.

   In addition to the options described above, Medicus will at its next Board of Directors Compensation Committee meeting grant to you an option. We have discussed alternatively a 13,000 share pre-spinoff option at $2.8875 per share or a 15,000 share pre-spinoff option at $4.8125, such option vesting on February 28, 1997 and such option not being subject to termination as a result of your termination for any reason prior to February 28, 1997.

   In the event the Company terminates your employment other than for cause during your first year of employment, you will be entitled to severance pay equal to the remainder of the first year plus six months. Thereafter, in the event of such termination, you will be entitled to six months severance. In each case, severance will include only base salary.

   We have agreed that Medicus will not pay your relocation expenses for your relocation to Illinois.

   We have also agreed that I will retire as a full-time employee of Medicus effective June 1, 1996, under the terms and conditions approved by the Board and discussed with you.

   As a condition to your employment, you will execute
Medicus' Standard Key Employee Executive Nondisclosure
Agreement.

   Again, I would like to take this opportunity to say how excited I am about working together with you to develop
Medicus into one of the significant and most profitable companies in our industry.

   The substance of the terms of this letter was negotiated and agreed to in Illinois and it is solely for the convenience of the parties that it is being signed by facsimile outside of Illinois. Illinois law applicable to contracts made and to be performed in Illinois shall therefore apply to and govern all aspects of this Agreement.

   Please confirm your agreement with and acceptance of the provisions of this letter by signing and returning the enclosed copy of this letter where indicated.


                              Sincerely, Richard C. Jelinek
                                         Chairman

Accepted and Agreed:

Patrick C. Sommers


March 12, 1996

Mr. Patrick C. Sommers
6505 Shawnee Circle
Edina, Minnesota  55439

Dear Pat:

   This letter amends your letter agreement dated February
28, 1996, and confirms the repricing of your options as follows.

   As a result of the reorganization of Medicus and spinoff of Managed Care Solutions, Inc., your 175,000 four year vesting options ("time-vesting options") and your 175,000 performance based vesting options ("performance options") now represent options to purchase shares of Medicus Systems Corporation, a Delaware corporation and the successor to the business of a predecessor Delaware corporation of the same name, at an adjusted exercise price of $7.51 per share (adjusted down from $9.625 per share). The vesting provisions of your time-vesting options remained unchanged and the three price targets triggering vesting of your performance options of $14.00, $17.00 and $20.00 have been adjusted to $10.92, $13.26 and $15.60.

   The Compensation Committee today has approved the repricing of your options and adjustment of the three price targets triggering vesting of your performance options so that the exercise price of all of your options shall be $6.50 per share. The three price targets triggering vesting of tranches of your performance options are repriced at $9.50, $11.50 and $13.50 per share. We also agree that the price at which Medicus stock must trade to trigger an obligation to grant an additional 50,000 options shall be $5.50 per share. The Compensation Committee also granted to you an option to purchase 18,000 shares at a price of $2.00 per share, such option vesting on February 28, 1997 and such option not being subject to termination as a result of your termination for any reason prior to February 28, 1997. These options will also not be counted in computing your minimum $1,000,000 gain in the event of a Change in Control.

   Other than these changes and the clarification in the next paragraph of this letter, the terms and conditions of your options and our original letter agreement remain unchanged.

   We have also agreed that the statement in our letter agreement dated February 28, 1996, that Medicus will not pay your relocation expenses for your relocation to Illinois does not apply to out-of-pocket expenses incurred in moving your furniture and other belongings to the Chicago area, and that Medicus will reimburse you for these expenses in accordance with Medicus' customary policies.

   Please confirm your agreement with and acceptance of the provisions of this letter by signing and returning the enclosed copy of this letter where indicated.


                   Sincerely, Richard C. Jelinek
                              Chairman

Accepted and Agreed:

Patrick C. Sommers